March 24, 2009

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:           Request for Withdrawal of Registration Statement
LightPath Technologies, Inc.
Post-Effective Amendment No. 1 to Form S-3 (Registration No. 333-153743)
Filed on March 11, 2009

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), LightPath Technologies, Inc. (the “Registrant”) hereby respectfully applies for, and requests that the Securities and Exchange Commission (the “Commission”) consent to, the withdrawal of the Registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-3 which was filed by the Registrant on March 11, 2009 (Registration No. 333-153743), together with all exhibits thereto (the “Registration Statement”), effective as of the date hereof or at the earliest practical date thereafter.

Such withdrawal is being requested because the Registration Statement was improperly filed as a Post-Effective Amendment to Form S-3.  The Registrant intends to file a new Form S-3 to register the additional shares.  The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.

If you have any questions regarding this application for withdrawal, please contact the undersigned at (407) 382-4003 or Jeffrey E. Decker, Esquire at Baker & Hostetler LLP, counsel to the Registrant, at (407) 649-4000.

Respectfully requested,

LIGHTPATH TECHNOLOGIES, INC.

/s/ J. James Gaynor

J. James Gaynor
Chief Executive Officer

2603 Challenger Tech Court, Suite 100
Orlando, FL  32826
407-382-4003
407-382-4007 Fax